FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST, 2004

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Notice of Extraordinary General Meeting, filed on August 25, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: September 8, 2004

By:     “James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

September 8, 2004

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge, fax:  604-643-1200

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

BY SEDAR

August 25, 2004

To:

All Applicable Securities Commissions

 and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Extraordinary General Meeting

We advise that the directors of the Company have fixed the following record and meeting dates for an Extraordinary General Meeting of shareholders as follows:

1.	Meeting Type	:	Extraordinary General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	55744F101
5.	Record Date for Notice	:	September 23, 2004
6.	Record Date for Voting	:	September 23, 2004
7.	Beneficial Ownership Determination Date	:	September 23, 2004
8.	Meeting Date	:	October 27, 2004
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Non-Routine

If you require any further information, please contact the undersigned.

Yours sincerely,

MADISON ENTERPRISES CORP.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

Miller Thomson, Attn: Rupert Legge (Fax #604-643-1200)

Pacific Corporate Trust Company, Attn: Yasmin Juma (Fax #604-689-8144)

Davidson & Company, Chartered Accountants, Attn: David Harris (Fax #604-687-6172)

U.S. Regulatory Authorities (with Form 6K)